Filing pursuant to Rule 425 under the Securities Act of 1933
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)
Boise Cascade Corporation Corporate Communications Department 1111 West Jefferson Street PO Box 50 Boise, ID 83728 T 208 384 7990 F 208 384 7224
News Release

Media Contact	Investor Contact
Ralph Poore	Vincent Hannity
Office 208 384 7294 Home 208 331 2023	Office 208 384 6390 Cell 208 890 6385

For Immediate Release: November 11, 2003

BOISE ANNOUNCES ELECTION DEADLINE
IN CONNECTION WITH PENDING ACQUISITION OF OFFICEMAX

        BOISE, Idaho—Boise Cascade Corporation (NYSE:BCC) today announced the deadline for OfficeMax, Inc. (NYSE: OMX) shareholders wishing to make an election to receive cash or Boise common stock in the pending merger between Boise and OfficeMax. OfficeMax shareholders must deliver to Wells Fargo Shareowner Services, the Exchange Agent, properly completed Forms of Election, together with their stock certificates or properly completed notices of guaranteed delivery, by 5 p.m., Eastern Time, on December 5, 2003, to select the merger consideration they would like to receive.

        The merger consideration is subject to proration, regardless of the form of consideration the shareholder chooses to receive. Accordingly, most OfficeMax shareholders will receive consideration that differs, in part, from the consideration they have elected.

        OfficeMax shareholders who do not make a timely election and/or fail to properly deliver the documentation to Wells Fargo may not select the form for merger consideration they would like to receive. Non-electing shareholders may be paid in all cash, all stock, or a combination of cash and stock, depending on the cash and stock elections made by other shareholders.

        Beginning on November 7, 2003, forms of election and letters of transmittal were mailed to OfficeMax shareholders who held their shares of record as of November 3, 2003. OfficeMax shareholders, including those that acquired their OfficeMax shares after November 3, may request copies of these documents by calling Wells Fargo Shareowner Services toll-free at 1-800-380-1372.

        Boise and OfficeMax previously announced that the special shareholder meetings related to the merger will be held on December 9, 2003. If shareholders of both companies approve the transaction, Boise and OfficeMax expect to close the transaction after the vote on December 9.

        Boise delivers office, building, and paper solutions that help our customers to manage productive offices and construct well-built homes—two of the most important activities in our society. Boise's 24,000 employees help people work more efficiently, build more effectively, and create new ways to meet business challenges. Boise also provides constructive solutions for environmental conservation by managing natural resources for the benefit of future generations. Boise had sales of $7.4 billion in 2002. Visit the Boise website at http://www.bc.com/.

Additional Information About This Transaction

        The registration statement containing the joint proxy statement/prospectus was declared effective by the Securities and Exchange Commission (SEC) on November 5, 2003. On November 7, 2003, Boise and OfficeMax began mailing the definitive joint proxy statement/prospectus and other documents regarding this transaction to their respective security holders of record as of November 3, 2003. These documents contain important information about this transaction, and we urge you to read them carefully.

        You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may obtain copies of these documents relating to Boise without charge from Boise on the Internet at www.bc.com under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728, by phone at (208) 384-7990, or by e-mail to investor@bc.com. You may obtain copies of these documents relating to OfficeMax without charge on the Internet at www.officemax.com under the "Corporate Information" section, or by contacting OfficeMax's Investor Relations Department by mail at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122, by phone at (216) 471-8697, or by e-mail to investor@officemax.com.

Participants in This Transaction

        Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction are included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in OfficeMax's proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

Forward-Looking Statements

        The statement within this news release regarding the expected time of the closing of the transaction is a "forward-looking statement" within the meaning of the Private Securities Litigation Reform Act of 1995. This forward-looking statement speaks only as of the date of this press release. This forward-looking statement is based on the current expectations and beliefs of Boise's and OfficeMax's management and is subject to a number of uncertainties and assumptions that could cause the expected closing date to differ or could cause the closing not to occur at all.